UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 333-155412

JBS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Av. Marginal Direita do Tietê

500, Bloco I, 3rd Floor

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒     Form 40-F: ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Material Fact (English translation).
99.2	Minutes of the Meeting of the Fiscal Council of JBS S.A. (English translation).
99.3	Minutes of the Meeting of the Board of Directors of JBS S.A. (English translation).
99.4	Call Notice for the Extraordinary General Meeting of Shareholders of JBS S.A. (English translation).
99.5	Management’s Proposal for the Extraordinary General Meeting of Shareholders of JBS S.A. (English translation).
99.6	Remote Voting Form (English translation).
99.7	Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) (English translation).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2025	JBS S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Chief Financial and Investment Relations Officer

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